UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-50915

UNIVERSAL POTASH CORP, INC.
(Exact name of registrant as specified in its charter)

1174 Manitou Drive N.W. PO Box 363
Fox Island, WA 98333
253-549-4336
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Eighty One

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Potash Corp., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Universal Potash Corp, Inc.

Date:	June 14, 2010	By:	/s/ Kevin Murphy
		Name:	Kevin Murphy
		Title:	President and Chief Executive Officer